Exhibit 99.28

Talem Therapeutics accesses the OmniAb® platform from Ligand Pharmaceuticals

VICTORIA, Nov. 5, 2019 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF), an industry leader in the discovery of novel, therapeutic antibodies, announces that Talem Therapeutics, a wholly-owned subsidiary, has entered into a worldwide OmniAb® platform license agreement with Ligand Pharmaceuticals (NASDAQ:LGND).

This license enables Talem to access Ligand’s unique OmniAb platform for use with Talem’s leading antibody discovery capabilities. OmniAb is a genetically engineered platform for the generation of diverse mono- and bispecific, fully human antibodies, and the industry’s only platform comprised of the three species rats, mice, and chickens.

Under the license, Talem has the right to develop and partner fully human antibodies in OmniRat®, OmniFlic®, OmniMouse®, OmniChicken®, and OmniClicTM. Talem will leverage OmniAb with ImmunoPrecise’s leading, high-throughput technologies, allowing programs to leapfrog risky and time-consuming early discovery and accelerate generation of de-risked lead candidates for partners worldwide.

Ligand is eligible to receive clinical milestone payments as well as mid-single-digit royalties.

Talem will leverage the multiple technology tracks for antibody discovery within ImmunoPrecise, including high throughput, rapid identification of candidates through high performance, single B cell interrogation; electrofusion-based, single step cloning hybridoma generation; and accessing ImmunoPrecise’s DeepDisplay® custom, immune phage libraries. All of these technologies cohere seamlessly with IPA’s integrated ArtemisTM Intelligence Metadata (AIM)TM capabilities to enable rapid turnaround on additional outputs in therapeutic optimization, stability, affinity, and manufacturability.

“ImmunoPrecise has years of experience successfully employing OmniAb animals in antibody discovery. Combining ImmunoPrecise’s end-to-end antibody discovery technologies with Ligand’s leading OmniAb platform is a natural progression, supporting both companies’ overall mission of getting the best therapeutic antibodies to the clinic faster, in this case, all under one roof,” said Jennifer Bath, CEO of ImmunoPrecise. “Enabling Talem’s internal discovery for the development of therapeutic antibodies in OmniAb animals provides Talem, and its future partners, a distinctively streamlined path to the clinic.”

ImmunoPrecise also announces that, effective November 30, 2019, Jason Orloske will no longer be Vice President of Operations. We would like to thank Jason for his support and contributions while we wish him the best for his next endeavors.

About OmniAb®

OmniAb is a three-species transgenic-animal platform consisting of five different technologies used for producing mono- and bispecific human therapeutic antibodies. OmniRat® is the industry’s first human monoclonal antibody technology based on rats. It has a complete immune system with a diverse antibody repertoire and generates antibodies with human idiotypes as effectively as wild-type animals make rat antibodies. OmniMouse® is a transgenic mouse that complements OmniRat and expands epitope coverage. OmniFlic® is an engineered rat with a fixed light chain for development of bispecific, fully human antibodies. OmniChicken® is the industry’s first human monoclonal antibody technology based on chickens. OmniClicTM is a transgenic chicken that has been engineered to focus sequence diversity in the CDRs of the VH domain while leaving the VL domain germline in sequence. The five technologies use patented technology, have broad freedom to operate and deliver fully human antibodies with high affinity, specificity, expression, solubility and stability.

About Ligand Pharmaceuticals

Ligand is a biopharmaceutical company focused on developing or acquiring technologies that help pharmaceutical companies discover and develop medicines. Ligand’s business model creates value for stockholders by providing a diversified portfolio of biotech and pharmaceutical product revenue streams that are supported by an efficient and low corporate cost structure. Ligand’s goal is to offer investors an opportunity to participate in the promise of the biotech industry in a profitable, diversified and lower-risk business than a typical biotech company. Ligand’s business model is based on doing what they do best: drug discovery, early-stage drug development, product reformulation and partnering. Ligand partners with other pharmaceutical companies to leverage what they do best (late-stage development, regulatory management and commercialization) to ultimately generate our revenue. Ligand’s Captisol® platform technology is a patent-protected, chemically modified cyclodextrin with a structure designed to optimize the solubility and stability of drugs. OmniAb® is a patent-protected transgenic animal platform used in the discovery of fully human mono-and bispecific therapeutic antibodies. Ligand has established multiple alliances, licenses and other business relationships with the world’s leading pharmaceutical companies including Amgen, Merck, Pfizer, Gilead, Janssen, Baxter International and Eli Lilly.

About Talem Therapeutics LLC

Talem Therapeutics (Talem) is a wholly owned subsidiary of ImmunoPrecise Antibodies USA and is focused on the discovery and development of next-generation, human, monoclonal, therapeutic antibodies targeting neurology, immuno-oncology, gastroenterology, inflammation, and rare/specialty diseases. Using the proprietary antibody discovery platforms and innovative technologies housed at ImmunoPrecise Antibodies and U-Protein Express (an IPA company), Talem aims to accelerate novel, therapeutic antibody treatments to the clinic through strategic alliances and partners.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an international, full-service, therapeutic antibody discovery company offering species agnostic advancements such as the B cell SelectTM progressive, single-cell interrogation technology and the DeepDisplayTM custom phage libraries, as well as the AbthenaTM bispecific program. IPA is focused on the next generation of antibody discovery, to deliver the most therapeutically relevant antibodies, in a shorter period of time, with the highest probability of succeeding to clinical trials. ImmunoPrecise discovery and development are conducted in Utrecht and Oss, the Netherlands (U-Protein Express and IPA Europe, respectively), and in Victoria, British Columbia (IPA Canada). The Company operates globally to offer a continuum of superior antibody services, transforming the face of therapeutic discovery, by decreasing turnaround time and risk, and promoting clinical success.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended April 30, 2018 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., 1450 - 701 West Georgia St., Vancouver, BC V7Y 1G5

CO: ImmunoPrecise Antibodies Ltd.

CNW 16:02e 05-NOV-19